Exhibit 99.5

The Real Brokerage Inc. Announces First Quarter 2026 Financial Results

MIAMI, May 7, 2026 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a leading real estate technology platform redefining the industry through innovation and culture, announced today financial results for the first quarter ended March 31, 2026.

“Real delivered another quarter of significant growth, with revenue increasing 32% year-over-year, demonstrating the continued strength of our platform and agent value proposition,” said Tamir Poleg, Chairman and Chief Executive Officer. “The agreement to acquire RE/MAX Holdings Inc. (“REMAX”) represents a defining moment in our history and in our industry - by combining Real’s technology-driven brokerage with one of the industry’s most iconic and trusted brands we will create the preeminent real estate platform of the future.”

“Q1 tells a compelling story about the breadth of what we are building - both agent count and transaction count increased 25%, while all three ancillary businesses each posted strong revenue growth, validating that agents and their clients are adopting the full Real ecosystem,” said Jenna Rozenblat, Chief Operating Officer. “The platform is working, and the combination with REMAX provides a step-change in the scale through which we can deliver it.”

“Revenue and gross profit each grew faster than operating expenses, driving a meaningful improvement in net loss year-over-year and an 80% increase in Adjusted EBITDA to $14.9 million, a strong result in what is historically our seasonally lowest revenue quarter,” said Ravi Jani, Chief Financial Officer. “We ended the quarter with $62.9 million in unrestricted cash and no debt, and entered the spring selling season with solid momentum. We remain confident the REMAX transaction will create compelling value for our agents, franchisees, consumers, and shareholders.”

Q1 2026 Financial Highlights1

●	Revenue rose to $465.6 million in the first quarter of 2026, an increase of 32% from $354.0 million in the first quarter of 2025.

●	Gross profit reached $42.2 million in the first quarter of 2026, an increase of 24% from $33.9 million in the first quarter of 2025.

●	Operating expenses totaled $45.6 million in the first quarter of 2026, a 17% increase from $39.1 million in the first quarter of 2025.

●	Net loss attributable to owners of the Company improved to $(3.4) million in the first quarter of 2026, compared to $(5.0) million in the first quarter of 2025.

●	Basic and diluted loss per share was $(0.02) in the first quarter of 2026, consistent with $(0.02) in the first quarter of 2025.

●	Adjusted EBITDA[2] was $14.9 million in the first quarter of 2026, compared to $8.3 million in the first quarter of 2025.

●	Revenue share expense, which is included in Marketing expenses, totaled $15.7 million in the first quarter of 2026, a 25% increase compared to $12.5 million in the first quarter of 2025.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, and other unique or non-cash expenses, were $21.3 million in the first quarter of 2026, compared to $21.2 million in the first quarter of 2025.

●	Adjusted operating expense per transaction was $508 in the first quarter of 2026, a decline of 19% from $631 in the first quarter of 2025.

●	Cash provided by operating activities totaled $23.3 million during the first quarter of 2026.

●	The Company ended the first quarter of 2026 with $62.9 million of unrestricted cash and equivalents and short-term investments on its balance sheet and no debt.

[1]All dollar references are in U.S. dollars.
[2]There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. See accompanying note under the heading “Non-GAAP Measures and Ratios” for an explanation of the composition of these non-GAAP measures.

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Q1 2026 Business and Operational Highlights

●	North American Brokerage

●	North American Brokerage revenue rose to $462.6 million in the first quarter of 2026, an increase of 32% from $351.7 million in the first quarter of 2025.

●	The total number of agents increased to 33,510 at the end of the first quarter of 2026, a 25% increase from the first quarter of 2025.

●	The total number of transactions closed was 41,882 in the first quarter of 2026, an increase of 25% from 33,617 in the first quarter of 2025.

●	The total value of completed real estate transactions reached $16.8 billion in the first quarter of 2026, an increase of 24% from $13.5 billion in the first quarter of 2025.

●	As of May 6, 2026, over 33,900 agents are now on the Real platform.

●	One Real Title

●	One Real Title revenue was $1.3 million in the first quarter of 2026, a 22% increase compared to $1.0 million in the first quarter of 2025.

●	Title results reflect the ongoing transition from legacy team-based joint ventures to state-based joint ventures.

●	One Real Mortgage

●	One Real Mortgage revenue reached $1.3 million in the first quarter of 2026, a 20% increase compared to $1.1 million in the first quarter of 2025.

●	As of May 2026, One Real Mortgage had 134 mortgage loan officers, including 99 affiliated with the Real Originate program.

●	Real Wallet

●	Real Wallet revenue totaled $436 thousand in the first quarter of 2026, a 246% increase compared to $126 thousand in the first quarter of 2025.

●	As of May 2026:

●	More than 8,000 Real agents were utilizing Real Wallet Business Checking Accounts, including over 1,500 Real Wallet Tax Planning Business Checking Accounts.

●	The total deposit balance held in all Real Wallet Business Checking and Tax Planning accounts was approximately $25.3 million.

●	The total balance of credit outstanding was $9.3 million.

●	Real Wallet is a financial technology platform that centralizes an agent’s access to certain Company-branded financial products. Real Wallet currently includes: (i) Business Checking Accounts for eligible U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card; and (ii) credit lines for eligible agents in certain U.S. states and Canadian provinces, based on their earnings history with Real.

●	Corporate Update

●	On April 26, 2026, the Company entered into a definitive agreement to acquire RE/MAX Holdings, Inc., the parent company of RE/MAX, LLC. Under the terms of the agreement, which has been approved by the boards of directors of both companies, the parties will form a new holding company called Real REMAX Group.

●	On March 9, 2026, the Company announced the appointment of Jason Cassity as Chief Growth Officer. Jason previously spent 13 years as a top-producing Realtor and team leader in San Diego, and has also served as a Growth Ambassador for the Company.

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The Company will discuss the first quarter results on a conference call and live webcast today at 8:00 a.m. ET.

Conference Call Details:

Date:	Thursday, May 7, 2026

Time:	8:00 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	688428

Webcast:	https://www.webcaster5.com/Webcast/Page/2699/53761

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	53761

Replay Link:	https://www.webcaster5.com/Webcast/Page/2699/53761

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Non-GAAP Measures and Ratios

This news release includes references to “Adjusted EBITDA”, “Adjusted Operating Expense”, and “Operating Expense Excluding Revenue Share”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures, including non-GAAP ratios, are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is a supplemental non-GAAP financial measure that management uses to evaluate operating performance. Adjusted EBITDA is calculated as net income/(loss) before finance expenses, income tax expense, depreciation and amortization, intangible asset impairment expense, stock-based compensation, restructuring expenses, acquisition costs and expenses related to litigation settlements.

Operating Expense Excluding Revenue Share is used as an alternative to operating expenses by removing variable cash expenses associated with revenue share expenses, which is a component of marketing expenses.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA, Adjusted Operating Expense and Operating Expense Excluding Revenue Share have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three months ended March 31, 2026 and 2025 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense and Operating Expense Excluding Revenue Share reconciled to the most comparable GAAP measure is presented for the three months ended March 31, 2026 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense by Quarter.

This press release also includes non-GAAP financial measure ratios, which are financial measures disclosed in the form of a ratio, fraction, percentage, or similar representation and that has a non-GAAP financial measure as one or more of its components.

Operating Expense Excluding Revenue Share per Transaction is a ratio calculated as Operating Expense Excluding Revenue Share, divided by the number of closed transaction sides. Adjusted Operating Expense per Transaction is a ratio calculated as Adjusted Operating Expense, divided by the number of closed transaction sides.

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THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars and shares in thousands)

Unaudited

	As of
	March 31, 2026	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$46,016	$33,213
Restricted cash	36,805	26,338
Investments in financial assets	16,904	16,731
Trade receivables	25,185	20,170
Short-term financing receivables, net	9,008	6,231
Other current assets	2,786	3,081
TOTAL CURRENT ASSETS	$136,704	$105,764
Intangible assets, net	3,812	4,157
Goodwill	8,993	8,993
Property and equipment, net	2,451	2,455
Investment in equity securities	2,250	2,250
Long-term financing receivables, net	1,767	2,311
Deferred tax asset	931	931
TOTAL ASSETS	$156,908	$126,861

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	931	1,161
Accrued liabilities	48,993	38,205
Customer deposits	36,805	26,338
Other payables	4,589	9,562
TOTAL CURRENT LIABILITIES	$91,318	$75,266
Deferred tax liability	10	10
TOTAL LIABILITIES	$91,328	$75,276

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, no par value, unlimited Common Shares authorized, 213,498 Shares issued and outstanding at March 31, 2026; and 210,478 Shares issued and outstanding at December 31, 2025	-	-
Additional paid-in capital	181,262	164,208
Accumulated deficit	(116,272)	(112,851)
Accumulated other comprehensive income	701	318
EQUITY ATTRIBUTABLE TO OWNERS	65,691	51,675
Non-controlling interests	(111)	(90)
TOTAL EQUITY	65,580	51,585
TOTAL LIABILITIES AND EQUITY	$156,908	$126,861

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THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars and shares in thousands, except for per share amounts)

Unaudited

	Three Months Ended March 31,
	2026	2025
Revenues	$465,551	$353,981
Cost of Sales	423,396	320,045
Gross Profit	42,155	33,936

General and administrative expenses	19,004	17,516
Marketing expenses	21,132	17,697
Research and development expenses	5,147	3,932
Acquisition costs	312	—
Operating Expenses	45,595	39,145
Operating Loss	(3,440)	(5,209)

Other income, net	112	122
Finance expenses, net	(86)	(34)
Loss Before Tax	$(3,414)	$(5,121)
Tax Expense	44	—
Net Loss	$(3,458)	$(5,121)
Net loss attributable to non-controlling interests	(37)	(154)
Net Loss Attributable to the Owners of the Company	$(3,421)	$(4,967)
Other comprehensive income/(loss), Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	74	12
Foreign currency translation adjustment	309	(121)
Total Comprehensive Loss Attributable to Owners of the Company	$(3,038)	$(5,076)
Total Comprehensive Loss Attributable to Non-Controlling Interest	(37)	(154)
Total Comprehensive Loss	$(3,075)	$(5,230)
Loss per share
Basic loss per share	$(0.02)	$(0.02)
Diluted loss per share	$(0.02)	$(0.02)
Weighted-average shares, basic and diluted	223,688	204,382

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THE REAL BROKERAGE INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollar in thousands)

Unaudited

	Three Months Ended March 31,
	2026	2025
OPERATING ACTIVITIES
Net Loss	$(3,458)	$(5,121)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	575	379
Equity-settled stock-based payment	17,001	12,707
Impairment of intangible assets	12	-
Finance income (expenses)	51	(149)
Changes in operating assets and liabilities:
Trade receivables	(5,015)	(2,555)
Financing receivables, net	(2,233)	(2,969)
Other current assets	295	175
Accounts payable	(230)	(447)
Accrued liabilities	10,788	7,633
Customer deposits	10,467	6,170
Other payables	(4,973)	127
NET CASH PROVIDED BY OPERATING ACTIVITIES	23,280	15,950

INVESTING ACTIVITIES
Purchase of property and equipment	(238)	(285)
Purchase of financial assets	(5,414)	(1,350)
Proceeds from sale of financial assets	5,315	257
NET CASH USED IN INVESTING ACTIVITIES	(337)	(1,378)

FINANCING ACTIVITIES
Repurchase of common shares	-	(6,122)
Payment of employee taxes on certain stock-based arrangements	-	(1,213)
Proceeds from exercise of stock options	53	310
Contributions from (distributions to) non-controlling interest	16	(76)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	69	(7,101)

Net change in cash, cash equivalents and restricted cash	23,012	7,471
Cash, cash equivalents and restricted cash, beginning of period	59,551	47,465
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash	258	29
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$82,821	$54,965

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THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

Unaudited

	For the Three Months Ended
	March 31, 2026	March 31, 2025
Net Loss	$(3,458)	$(5,121)
Add/(Deduct):
Finance Expenses, Net	86	34
Depreciation and Amortization	575	379
Stock-Based Compensation	17,001	12,707
Intangible Asset Impairment	12	-
Restructuring Expenses	240	250
Expenses Related to Litigation Settlement	96	27
Acquisition Costs	312	-
Tax Expense	44	-
Adjusted EBITDA(i)	$14,908	8,276

i.	Represents a non-GAAP measure. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ methods and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the non-GAAP measures and ratios section of this press release.

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THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(U.S. dollars in thousands)

Unaudited

	Three Months Ended March 31,
	2026	2025
Main revenue streams
Brokerage Commissions	$462,562	$351,749
Title	1,259	1,030
Mortgage Broker Income	1,294	1,076
Wallet	436	126
Total Revenue	$465,551	$353,981

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THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024			2025				2026
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Operating Expense	$32,512	$34,607	$36,371	$39,145	$46,177	$45,330	$44,283	$45,595
Less: Revenue Share Expense	12,475	11,651	9,537	12,504	17,644	15,738	14,634	15,688
Revenue Share Expense (% of revenue)	3.7%	3.3%	2.7%	3.5%	3.3%	2.8%	2.9%	3.4%
Operating Expense Excluding Revenue Share[1]	$20,037	$22,956	$26,834	$26,641	$28,533	$29,592	$29,649	$29,907
Less:
Stock-Based Compensation - Employees	2,265	3,139	3,405	1,651	2,057	3,422	2,605	3,027
Stock-Based Compensation - Agent	2,335	2,665	2,940	3,115	3,478	3,935	4,199	4,371
Depreciation and Amortization Expense	340	358	372	379	398	567	585	575
Restructuring Expense	—	—	—	250	—	—	—	240
Expenses Related to Litigation Settlement	369	33	118	27	—	—	750	96
Acquisition Costs	—	—	—	—	—	—	—	312
Subtotal	5,309	6,195	6,835	5,422	5,933	7,924	8,139	8,621
Adjusted Operating Expense[2]	$14,728	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510	$21,286
Adjusted Operating Expense (% of revenue)	4.3%	4.5%	5.7%	6.0%	4.2%	3.8%	4.3%	4.6%

1 Operating expense excluding revenue share excludes revenue share expense.

2Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(U.S. dollars in thousands)

Unaudited

	2024			2025				2026
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Transaction Data
Closed Transaction Sides[1]	30,367	35,832	35,370	33,617	49,282	53,512	48,903	41,882
Total Value of Home Side Transactions ($, billions)[2]	12.6	14.4	14.6	13.5	20.1	21.4	20.3	16.8
Median Home Sales Price ($, thousands)[3]	$384	$383	$380	$380	$387	$390	$385	$385
Agent Metrics
Total Agents[4]	19,540	21,770	24,140	26,870	28,034	30,183	31,739	33,510
Agent Churn Rate (%)[5]	7.5	7.3	6.8	8.7	9.4	4.9	5.2	8.0
Revenue Churn Rate (%)[6]	1.6	2.0	1.8	2.5	1.9	1.4	1.6	2.4
Headcount and Efficiency Metrics
Full-Time Employees[7]	231	240	264	410	429	439	435	489
Full-Time Employees, Excluding One Real Title and One Real Mortgage[8]	142	155	178	307	324	340	338	394
Headcount Efficiency Ratio[9]	1:138	1:140	1:136	1:88	1:87	1:89	1:94	1:85
Revenue Per Full Time Employee ($, thousands)[10]	$2,400	$2,403	$1,970	$1,153	$1,669	$1,672	$1,490	$1,182
Operating Expense Excluding Revenue Share ($, thousands)[11]	$20,037	$22,956	$26,835	$26,641	$28,533	$29,592	$29,649	$29,907
Operating Expense Per Transaction Excluding Revenue Share ($)[12]	$660	$641	$759	$792	$579	$553	$606	$714
Adjusted Operating Expense ($, thousands)[13]	$14,728	$16,761	$19,998	$21,219	$22,601	$21,668	$21,510	$21,286
Adjusted Operating Expense Per Transaction ($)[14]	$485	$468	$565	$631	$459	$405	$440	$508

1 Represents the number of transactions closed by our agents during the period.

2 Represents the U.S. dollar value of all sale, lease and purchase transactions closed by our agents during the period.

3 Represents the median price (in USD) of homes sold or purchased by our agents during the period, based on closed transactions.

4 Represents the total number of agents affiliated with Real at the end of the period.

5 Represents the rate at which agents left our platform during the period, calculated as the number of churned agents during the period divided by the total agent base at the beginning of the period.

6 A supplementary financial measure, calculated as the percentage of revenue lost from agents who churned during the period, calculated as commission revenue generated by churned agents during the last six months divided by total Company commissions revenue for the last six months.

7 Represents the total number of full-time employees of the Company at period end.

8 Represents the total number of full-time employees of the Company excluding employees of One Real Title and One Real Mortgage.

9 Represents the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

10 A supplementary financial measure calculated as total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

11 A non-GAAP measure, calculated as total operating expenses per the Financial Statements, less revenue share expense. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

12 A non-GAAP measure, calculated as operating expense excluding revenue share, divided by the number of closed transaction sides. Real’s method for calculating non-GAAP measures may differ from other reporting issuers’ and accordingly may not be comparable. For definitions and basis of presentation of Real’s non-GAAP measures, refer to the “Non-GAAP measures and ratios” section in this press release.

13 Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

14 Adjusted operating expense per transaction, calculated as adjusted operating expense divided by the number of closed transaction sides.

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Cautionary Disclosure Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” and “forward-looking information” within the meaning of applicable United States and Canadian securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements/forward-looking information include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “believe,” “expect,” “anticipate,” “intend,” “project,” “estimate,” “potential,” “plan,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements/forward-looking information include, but are not limited to, statements related to the expected benefits of the proposed transaction; the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, including the expected leverage of the combined company and the amount and timing of synergies from the proposed transaction; the completion of the transaction and the expected timeline; and the ability to satisfy all closing conditions, including the receipt of required approvals for the transaction. Forward-looking statements/forward-looking information inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements, including statements about the consummation of the proposed transaction and the anticipated benefits thereof. Where, in any forward-looking statement, The Real Brokerage Inc. (“Real”) expresses an expectation or belief as to future results or events, it is based on Real and/or RE/MAX Holdings’ current plans and expectations, expressed in good faith and believed to have a reasonable basis. However, Real cannot give any assurance that any such expectation or belief will result or will be achieved or accomplished. Important risk factors that may cause such a difference include, but are not limited to: Real’s ability to consummate the proposed transaction on the expected timeline or at all; Real’s ability to obtain the necessary regulatory approvals in a timely manner and the risk that such approvals are not obtained or are obtained subject to conditions that are not anticipated; Real’s or RE/MAX Holdings’ ability to obtain approval of their shareholders; the risk that a condition of closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, including in circumstances requiring Real to pay a termination fee; the diversion of management time on transaction-related issues; risks related to disruption from the proposed transaction, including disruption of management time from current plans and ongoing business operations due to the proposed transaction and integration matters; the risk that the proposed transaction and its announcement could have an adverse effect on Real’s ability to retain agents, franchisees and personnel or that there could be potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; potential litigation relating to Real’s expectation regarding revenue growth and profitability and the business, strategic plans of Real, the proposed transaction that could be instituted against the parties to the merger agreement or their respective directors, managers or officers, including the effects of any outcomes related thereto; the ability of the combined company to achieve the synergies and other anticipated benefits expected from the proposed transaction or such synergies and other anticipated benefits taking longer to realize than anticipated; the ability of the combined company to achieve the expected leverage or such leverage taking longer to realize than anticipated; Real’s ability to integrate RE/MAX Holdings promptly and effectively; anticipated tax treatment, unforeseen liabilities, future capital expenditures, economic performance, future prospects and business and management strategies for the management, expansion and growth of the combined company’s operations; certain restrictions during the pendency of the proposed transaction that may impact Real’s or RE/MAX Holdings’ ability to pursue certain business opportunities or strategic transactions or otherwise operate their respective businesses; slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features; Real’s inability to scale while improving operating leverage, or inability to successfully execute our strategies, including our strategy related to HeyLeo; possible unfavorable results in legal proceedings; changes in laws, regulations or the regulatory environment affecting our business; disruptions to our technology or cybersecurity incidents; and other risk factors detailed from time to time in Real’s and RE/MAX Holdings’ reports filed with the SEC and Real’s reports filed with Canadian securities regulators, including Real’s annual report on Form 40-F, current reports on Form 6-K and other documents filed with the SEC and Real’s audited annual financial statements and annual management’s discussion and analysis for the financial year ended December 31, 2025, Annual Information Form dated March 4, 2026 filed with Canadian securities regulators, Real’s Company’s Quarterly Management’s Discussion and Analysis for the period ended March 31, 2026, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca and documents that will be filed with the SEC and Canadian securities regulators in connection with the proposed transaction.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement and the Real management information circular that will each be filed with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the Registration Statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements/forward-looking information. You should not place undue reliance on any of these forward-looking statements/forward-looking information as they are not guarantees of future performance or outcomes; actual performance and outcomes, including, without limitation, Real’s or RE/MAX Holdings’ actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which Real or RE/MAX Holdings operate, may differ materially from those made in or suggested by the forward-looking statements/forward-looking information contained in this press release. Neither Real nor RE/MAX Holdings assumes any obligation to publicly provide revisions or updates to any forward-looking statements/forward-looking information, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this press release nor the continued availability of this press release in archive form on Real’s or RE/MAX Holdings’ website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Important Information and Where to Find It

In connection with the proposed transaction between Real and RE/MAX Holdings, Real and RE/MAX Holdings will file relevant materials with the SEC and Canadian securities regulators, as applicable, including a management information circular of Real and a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of RE/MAX Holdings and prospectus of Real REMAX Group. Real’s management information circular will be mailed to securityholders of Real and the proxy statement/prospectus will be mailed to shareholders of each of RE/MAX Holdings and Real, in each case seeking their respective approval of the proposed transaction and other related matters. This press release is not a substitute for the Registration Statement, the proxy statement/prospectus, the Real management information circular or any other document that Real or RE/MAX Holdings (as applicable) may file with the SEC and Canadian securities regulators, as applicable, in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF REAL AND RE/MAX HOLDINGS ARE URGED TO READ THE REGISTRATION STATEMENT, THE REAL MANAGEMENT INFORMATION CIRCULAR, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Registration Statement, the Real management information circular and the proxy statement/prospectus (when they become available), as well as other filings containing important information about Real or RE/MAX Holdings, without charge at the SEC’s Internet website (http://www.sec.gov) and under Real’s profile on SEDAR+ at www.sedarplus.ca, as applicable. Copies of the documents filed with the SEC and the Canadian securities regulators by Real will be available free of charge on Real’s internet website at https://investors.onereal.com or by contacting Real’s investor relations contact at investors@therealbrokerage.com. Copies of the documents filed with the SEC by RE/MAX Holdings will be available free of charge on RE/MAX Holdings’ internet website at https://investors.remaxholdings.com or by contacting RE/MAX Holdings’ investor relations contact at investorrelations@remax.com. The information included on, or accessible through, Real’s website or RE/MAX Holdings’ website is not incorporated by reference into this press release or Real’s and RE/MAX Holdings’ respective filings with the SEC and Canadian securities regulators, as applicable.

Participants in the Solicitation

Real, RE/MAX Holdings, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Real is set forth in its management information circular for its 2026 annual meeting of shareholders, which was filed with the Canadian securities regulators on April 24, 2026 (the “Real Annual Meeting Circular”) and in its Form 6-K, which was filed with the SEC on April 24, 2026. Please refer to the sections captioned “Election of Directors,” “Statement of Corporate Governance Practices,” and “Compensation Discussion and Analysis” in the Real Annual Meeting Circular. To the extent holdings of such participants in Real’s securities have changed since the amounts described in the Real Annual Meeting Circular, such changes have been reflected on a Notice of Proposed Sale of Securities pursuant to Rule 144 under the U.S. Securities Act on Form 144 filed with the SEC and in insider reports filed with the Canadian securities regulators on SEDI at www.sedi.ca. Information about the directors and executive officers of RE/MAX Holdings is set forth in its proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 3, 2025 (the “RE/MAX Holdings Annual Meeting Proxy Statement”) and in its Form 8-K, which was filed with the SEC on May 20, 2025. Please refer to the sections captioned “Corporate Governance,” “Director Compensation,” “Information about Executive Officers,” “Compensation Discussion and Analysis,” “Stock Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” in the RE/MAX Holdings Annual Meeting Proxy Statement. To the extent holdings of such participants in RE/MAX Holdings’ securities have changed since the amounts described in the RE/MAX Holdings Annual Meeting Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=1581091&owner=exclude under the tab “Ownership Disclosures.” These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Real management information circular and the proxy statement/prospectus and the other relevant materials filed with the SEC and Canadian securities regulators, as applicable, when they become available.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act and otherwise in accordance with applicable Canadian securities laws.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 33,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services are provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Loren Irwin

Director, Investor Relations and Financial Reporting

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

press@therealbrokerage.com

201.564.4221

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